UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

MAJESCO ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

784495103

(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,433,650
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,433,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,650
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,433,650
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,433,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,650
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,057,165
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,057,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,057,165
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,057,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (1), N/A(2)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 196,738(1)
	8	SHARED VOTING POWER 2,433,650(2)
	9	SOLE DISPOSITIVE POWER 196,738(1)
	10	SHARED DISPOSITIVE POWER 2,433,650(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,630,388(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN
(1) The amount reported consists of (A) 81,441 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan and (B) 115,297 shares owned by Robert S. Ellin individually.  The amount owned by Mr. Ellin individually was incorrectly reported on the initial Schedule 13D filed on May 11, 2005 and on Amendment Nos. 1 through 22 thereto.
(2) These shares are owned by the Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 784495103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,441*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 81,441*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,441*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14	TYPE OF REPORTING PERSON OO
*Incorrectly reported as 81,442 on the initial Schedule 13D filed on May 11, 2005 and on Amendment Nos. 1 through 22 thereto.

CUSIP No. 784495103

Introductory Statement

The purpose of this statement, dated January 8, 2010, which constitutes Amendment No. 23 to the Schedule 13D, dated May 11, 2005, as amended, is to (i) reflect an in kind distribution of 2,790,738 shares of the common stock of Majesco Entertainment Company, a Delaware corporation (the "Issuer") held by Trinad Capital Master Fund, Ltd. to certain of its investors; (ii) disclose that Jay Wolf is no longer involved in the management of the portfolio investments of Trinad Capital Master Fund, Ltd., including the Issuer’s securities, and (iii) disclose the Nancy J. Ellin and Atlantis Equities, Inc. are no longer reporting with Trinad Capital Master Fund, Ltd.

Item 2 is hereby supplemented as follows:

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

(vi)	Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the ("Exchange Act"), or otherwise.

CUSIP No. 784495103

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin, and the Robert S. Ellin Profit Sharing Plan is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 22 to this Schedule 13D, $295,900 of working capital has been expended to purchase 294,000 additional shares of the Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Persons have no current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,433,650 shares of the Common Stock, representing approximately 7.6% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd. and Trinad Capital LP) may be deemed the beneficial owner of 2,433,650 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 7.6% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84.53% of the shares of the Trinad Capital Master Fund, Ltd. as of November 30, 2009) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 84.53% of the shares of the 2,433,650 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 2,057,165 shares or 6.4% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

CUSIP No. 784495103

Robert S. Ellin may be deemed to beneficially own 2,630,388 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock, including: (A) 2,433,650 shares of Common Stock owned by Trinad Capital Master Fund, Ltd.; (B) 115,297 shares of Common Stock owned directly by him; and (C) 81,441 shares of Common Stock owned by the Plan. Robert S. Ellin as trustee of the Plan has the power to vote and dispose of the Common Stock held by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by the Plan.

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock he, or it may be deemed to beneficially own, except that Robert S. Ellin and the Plan, have sole voting and dispositive power with respect to 115,297 and 81,441 shares respectively.

The percentages herein were calculated based on the 32,134,729 shares of the Common Stock reported by the Issuer to be issued and outstanding as of September 11, 2009 in the Issuer’s latest Form 10-Q for the quarter ended July 31, 2009 filed with the Securities and Exchange Commission on September 14, 2009.

(c) Trinad Capital Master Fund, Ltd. has engaged in the following transactions in the last 60 days:

Purchase Date	Shares Acquired (Disposed)	Price Per Share
10/22/2009	15,340	$1.1981
10/27/2009	25,000	$1.1000
10/28/2009	50,000	$1.0889
10/29/2009	50,000	$1.0700
11/2/2009	25,000	$1.0000
11/2/2009	3,660	$0.9800
11/23/2009	25,000	$0.9000
12/14/2009	100,000	$0.9099
12/23/2009	(2,790,738)	N/A	*

* Trinad Capital Master Fund, Ltd. made an in-kind distribution of an aggregate of 2,790,738 shares of the Common Stock to certain of its investors.

(d)

Not applicable.

(e)

Nancy Ellin, Atlantis Equities and Jay Wolf has ceased to report with Trinad Capital Master Fund, Ltd.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

CUSIP No. 784495103

Exhibit A Joint Filing Agreement, dated as of January 8, 2010.

CUSIP No. 784495103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

TRINAD CAPITAL LP		Robert S. Ellin Profit Sharing Plan
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		By:	/s/ Robert S. Ellin
a Delaware limited liability company			Robert S. Ellin, Trustee
As its General Partner		Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual
Date: January 8, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 784495103

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: January 8, 2010		Date: January 8, 2010

TRINAD CAPITAL LP		Robert S. Ellin Profit Sharing Plan
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		By:	/s/ Robert S. Ellin
a Delaware limited liability company			Robert S. Ellin, Trustee
As its General Partner		Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member

Date: January 8, 2010

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual
Date: January 8, 2010